UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): August 13, 2018

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

**5320 Legacy Drive
Plano, Texas**
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 1 – Registrant's Business and Operations

Item 1.01 – Entry into a Material Definitive Agreement

On August 13, 2018, Denbury Resources Inc. (the "Company") entered into a Sixth Amendment (the "Amendment") to its December 9, 2014 Amended and Restated Credit Agreement among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the financial institutions party thereto (the "Credit Agreement"), pursuant to which, on August 13, 2018, the Amendment increased the amount of Permitted Junior Lien Debt Principal Amount that the Company can incur from $1.2 billion to $1.65 billion outstanding in the aggregate at any one time. The Company currently has $1.07 billion of Permitted Junior Lien Debt outstanding.

Upon the Company's receipt of proceeds upon the closing of the Offering referenced in Item 8.01 below, the Amendment also will (i) extend the Maturity Date of the Credit Agreement to December 9, 2021, provided that the Maturity Date may occur earlier (between February 2021 and August 2021) if the Company's 9% Senior Secured Second Lien Notes due 2021 or 6⅜% Senior Subordinated Notes due 2021 are not repaid or refinanced by their respective maturity dates, (ii) require that the Company pay down its outstanding borrowings under the Credit Agreement by not less than $350 million on the closing date of the Offering, (iii) reduce the Borrowing Base and Total Commitments under the Credit Agreement to $615 million in connection with a reduction in the number of Lenders that are party to the Credit Agreement and (iv) add a Consolidated Total Debt to Consolidated EBITDAX financial maintenance covenant with a ratio that is not to exceed 5.25 to 1.0 through December 31, 2020, and 4.50 to 1.0 thereafter through the Maturity Date.

Capitalized terms used in this Item 1.01 and not defined have the respective meanings given to such terms in the Amendment or the Credit Agreement, as applicable. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.1 hereto. A copy of the press release related to the Amendment is filed as Exhibit 99.1 hereto.

Section 2 – Financial Information

Item 2.03 – Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information regarding the Amendment provided in Item 1.01 above is incorporated by reference in this Item 2.03.

Section 8 – Other Events

Item 8.01 – Other Events

On August 14, 2018, the Company issued a press release announcing the commencement of a private offering (the "Offering") of $400 million aggregate principal amount of Senior Secured Second Lien Notes due 2024 to those believed to be qualified institutional buyers or who are non-U.S. persons. The Offering is being made upon the terms and subject to the conditions set forth in a confidential preliminary offering memorandum. A copy of the press release related to the Offering is filed as Exhibit 99.2 hereto.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
10.1*	Sixth Amendment to Amended and Restated Credit Agreement, dated as of August 13, 2018, by and among Denbury Resources Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the financial institutions party thereto.
99.1*	Denbury press release regarding the Sixth Amendment to its Credit Agreement, dated August 14, 2018.
99.2*	Denbury press release regarding commencement of a private offering, dated August 14, 2018.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: August 14, 2018   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
10.1	Sixth Amendment to Amended and Restated Credit Agreement, dated as of August 13, 2018, by and among Denbury Resources Inc., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the financial institutions party thereto.
99.1	Denbury press release regarding the Sixth Amendment to its Credit Agreement, dated August 14, 2018.
99.2	Denbury press release regarding commencement of a private offering, dated August 14, 2018.

Exhibit 10.1

SIXTH AMENDMENT TO
AMENDED AND RESTATED CREDIT AGREEMENT

This SIXTH Amendment to Amended and Restated Credit Agreement (this "**Sixth Amendment**") is entered into as of August 13, 2018 (the "**Sixth Amendment Effective Date**"), by and among Denbury Resources Inc., a Delaware corporation ("**Borrower**"), the Guarantors party hereto, JPMorgan Chase Bank, N.A., as Administrative Agent ("**Administrative Agent**"), and the Lenders party hereto.

RECITALS

WHEREAS, Borrower, Administrative Agent, the other agents party thereto and Lenders are parties to that certain Amended and Restated Credit Agreement dated as of December 9, 2014 (as amended, supplemented or otherwise modified prior to the date hereof, the "**Credit Agreement**"; unless otherwise defined herein, all terms used herein with their initial letter capitalized shall have the meaning given such terms in the Credit Agreement, including, to the extent applicable, after giving effect to the amendments set forth in Section 1 and Section 2 of this Sixth Amendment);

WHEREAS, pursuant to the Credit Agreement, Lenders have extended credit in the form of Loans to Borrower and provided certain other credit accommodations to Borrower;

WHEREAS, Borrower is to enter into an indenture by and among Borrower, the other Credit Parties and the "Trustee" and "Collateral Trustee" identified therein (the "**2018 Indenture**") to provide for the issuance by Borrower of additional Permitted Junior Lien Debt;

WHEREAS, Borrower has advised Administrative Agent and Lenders that it intends to sell the mature Oil and Gas Properties located in Mississippi, Louisiana and Alabama as more particularly described on Exhibit A attached hereto (such properties, the "**Specified Mature Assets**", and such sale, the "**Proposed Mature Asset Sale**"). Borrower has further advised Administrative Agent and Lenders that unless otherwise elected by the Required Lenders, the consummation of the Proposed Mature Asset Sale would result in the Required Lenders having the right to adjust the Borrowing Base pursuant to Sections 2.14(e) and 10.4(b) of the Credit Agreement;

WHEREAS, Borrower has requested that Lenders (i) agree that the Proposed Mature Asset Sale will not result in an adjustment of the Borrowing Base pursuant to Sections 2.14(e) and 10.4(b) of the Credit Agreement and (ii) amend certain provisions contained in the Credit Agreement as more specifically provided for herein; and

WHEREAS, subject to and upon the terms and conditions set forth herein, the Lenders have agreed to enter into this Sixth Amendment to amend certain provisions of the Credit Agreement as more specifically provided for herein.

NOW THEREFORE, for and in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, Borrower, Administrative Agent and the Lenders hereby agree as follows:

Section 1.   **Sixth Amendment Effective Date Amendments to Credit Agreement**. In reliance on the representations, warranties, covenants and agreements contained in this Sixth Amendment, and subject to the satisfaction or waiver of the conditions precedent set forth in <u>Section 4</u> hereof, the Credit Agreement shall be amended effective as of the Sixth Amendment Effective Date in the manner provided in this <u>Section 1</u>.

1.1   **Additional Definitions**. Section 1.1 of the Credit Agreement shall be amended to add thereto in alphabetical order the following definitions, which shall read in full as follows:

"**Beneficial Ownership Certification**" shall mean a certification from Borrower regarding beneficial ownership as required by the Beneficial Ownership Regulation.

"**Beneficial Ownership Regulation**" shall mean 31 C.F.R. § 1010.230.

"**Sixth Amendment**" shall mean that certain Sixth Amendment to Amended and Restated Credit Agreement dated as of the Sixth Amendment Effective Date among the Borrower, the Guarantors, the Administrative Agent and the Lenders party thereto.

"**Sixth Amendment Effective Date**" means August 13, 2018.

1.2   **Restatement of Definition**. The following definition contained in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

"**Credit Documents**" shall mean this Agreement, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Guarantee, the Security Documents, any Intercreditor Agreement and any promissory notes issued by the Borrower under this Agreement and any other agreements executed by Credit Parties in connection with this Agreement and expressly identified as "Credit Documents" therein.

1.3   **Amendment to Section 8.8 of the Credit Agreement**. Section 8.8 of the Credit Agreement is hereby amended by adding a new clause (c) immediately after clause (b) therein, which new clause (c) shall read in full as follows:

(c)   As of the Sixth Amendment Effective Date, the information included in any Beneficial Ownership Certification required to be delivered is true and correct in all respects.

1.4   **Amendments to Section 9.1 of the Credit Agreement**. Clauses (d) and (f) of Section 9.1 of the Credit Agreement are hereby amended and restated in their respective entireties to read in full as follows:

(d)   Notices of Default; Litigation; Beneficial Ownership. Promptly after an Authorized Officer of the Borrower or any of the Restricted Subsidiaries obtains actual knowledge thereof, notice of (i) the occurrence of any event that constitutes a Default or Event of Default, which notice shall specify the nature thereof, the period of existence thereof and what action the Borrower proposes to take with respect thereto, (ii) any litigation or governmental proceeding pending against the Borrower or any of the Subsidiaries that would reasonably be expected to be determined adversely and, if so determined, to result in a Material Adverse Effect and (iii) any change in the information provided in any relevant Beneficial Ownership Certification required to be delivered that would result in a change to the list of beneficial owners identified in parts (c) or (d) of such certification or to the exclusion claimed thereunder, as applicable.

(f)   Other Information.   (i) Promptly upon filing thereof, copies of any filings (including on Form 10-K, 10-Q or 8-K) or registration statements with, and reports to, the SEC or any analogous Governmental Authority in any relevant jurisdiction by the Borrower or any of the Subsidiaries (other than amendments to any registration statement (to the extent such registration statement, in the form it becomes effective, is delivered to the Administrative Agent), exhibits to any registration statement and, if applicable, any registration statements on Form S-8), (ii) copies of all financial statements, proxy statements, notices and reports that the Borrower or any of the Restricted Subsidiaries shall send to the holders of any publicly issued debt of the Borrower and/or any of the Restricted Subsidiaries, in each case in their capacity as such holders, lenders or agents (in each case to the extent not theretofore delivered to the Administrative Agent pursuant to this Agreement), (iii) with reasonable promptness, but subject to the limitations set forth in the last sentences of Section 9.2(a) and Section 13.6, such other information (financial or otherwise) as the Administrative Agent on its own behalf or on behalf of any Lender (acting through the Administrative Agent) may reasonably request in writing from time to time and (iv) promptly following any reasonable request therefor, information and documentation reasonably requested by the Administrative Agent or any Lender for purposes of compliance with applicable "know your customer" requirements under the Patriot Act or other applicable anti-money laundering laws.

1.5   **Amendments to Section 10.1(aa) of the Credit Agreement**. Section 10.1(aa) of the Credit Agreement is hereby amended by:

(a)   replacing the reference to "$1,200,000,000" in subclause (i) therein with "$1,650,000,000";

(b)   replacing the reference to "$300,000,000" in subclause (ii) therein with "$750,000,000";

(c)   deleting the reference to "and" at the end of clause (iii) therein;

(d)   amending and restating clause (iv) therein to read in full as follows:

(iv)   immediately after giving effect to the incurrence of such Indebtedness and use thereof, (A) the Borrower shall be in pro forma compliance with each of the Financial Performance Covenants (calculated after giving pro forma effect to any applicable refinancing or other exchange of Senior Subordinated Notes or Permitted Additional Debt, or prepayment of Loans with respect to the first issuance of any such Indebtedness on or after the Sixth Amendment Effective Date) and (B) no Default, Event of Default or Borrowing Base Deficiency then exists or would result therefrom, including after giving effect to the amendments set forth in Section 2 of the Sixth Amendment (including the reduction in the Total Commitments with respect to the first issuance of any such Indebtedness on or after the Sixth Amendment Effective Date); and

(e)   adding a new clause (v) immediately after clause (iv) therein to read in full as follows:

(v)   solely with respect to the first issuance of Permitted Junior Lien Debt on or after the Sixth Amendment Effective Date, (A) such issuance shall occur on or before February 13, 2019, (B) the gross proceeds thereof will be in an amount of no less than $350,000,000, and the net proceeds thereof will be used substantially contemporaneously with the incurrence of such Indebtedness to prepay the Loans then outstanding in the amount of such net proceeds and (C) the Administrative Agent shall have received all fees and other amounts due and payable pursuant to that certain fee letter between the Borrower and JPMorgan Chase Bank, N.A. dated as of August 13, 2018, including, without limitation, fees related to the extension of the maturity date to be effectuated contemporaneously with such issuance in accordance with Section 5 of the Sixth Amendment.

Section 2.   Junior Lien Debt Issuance Effective Date Amendments to Credit Agreement.   In reliance on the representations, warranties, covenants and agreements contained in this Sixth Amendment, and subject to Section 5 hereof, the Credit Agreement shall be amended effective as of the Junior Lien Debt Issuance Effective Date (as defined below) in the manner provided in this Section 2.

2.1   **Additional Definitions**. Section 1.1 of the Credit Agreement shall be amended to add thereto in alphabetical order the following definitions, which shall read in full as follows:

"**6 3/8% Senior Subordinated Notes**" means those certain 6 3/8% Senior Subordinated Notes due August 15, 2021 issued by the Borrower in the original aggregate principal amount of $400,000,000.

"**9% Second Lien Notes**" means those certain 9% Senior Secured Second Lien Notes due May 15, 2021 issued by the Borrower in the original aggregate principal amount of $614,919,000.

"**Adjusted LIBO Rate**" shall mean, with respect to any LIBOR Loans for any Interest Period, an interest rate *per annum* (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (a) the LIBOR Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

"**Alternate Base Rate**" shall mean, for any day, a rate *per annum* equal to the greatest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect on such day plus ½ of 1% and (c) the Adjusted LIBO Rate for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%; *provided*, that for the purpose of this definition, the Adjusted LIBO Rate for any day shall be based on the LIBO Screen Rate (or if the LIBO Screen Rate is not available for such one month Interest Period, the Interpolated Rate) at approximately 11:00 a.m. London time on such day. Any change in the Alternate Base Rate due to a change in the Prime Rate, the NYFRB Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the NYFRB Rate or the Adjusted LIBO Rate, respectively. If the Alternate Base Rate is being used as an alternate rate of interest pursuant to Section 2.18 hereof, then the Alternate Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above. For the avoidance of doubt, if the Alternate Base Rate as so determined would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

"**Federal Reserve Board**" shall mean the Board of Governors of the Federal Reserve System of the United States (or any successor).

"**Junior Lien Debt Issuance Effective Date**" has the meaning assigned to it in the Sixth Amendment.

"**LIBOR**" when used in reference to any Loan or Borrowing refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

"**NYFRB**" shall mean the Federal Reserve Bank of New York.

"**NYFRB Rate**" shall mean, for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); provided that if none of such rates are published for any day that is a Business Day, the term "NYFRB Rate" shall mean the rate for a federal funds transaction quoted at 11:00 a.m. on such day received by the Administrative Agent from a federal funds broker of recognized standing selected by it; provided, further, that if any of the aforesaid rates as so determined would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

"**Permitted Additional Debt Documents**" shall mean each credit agreement, loan agreement, promissory note, indenture or other agreement governing any Permitted Additional Debt, all guarantees of Permitted Additional Debt and all other agreements, documents or instruments executed and delivered by any Credit Party in connection with, or pursuant to, the incurrence or issuance of Permitted Additional Debt.

"**Prime Rate**" shall mean the rate of interest last quoted by The Wall Street Journal as the "Prime Rate" in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the "bank prime loan" rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

"**Proposed Mature Asset Sale**" means the sale(s) of the Specified Mature Assets in accordance with Section 10.4(p) hereof.

"**Specified Mature Assets**" means the mature Oil and Gas Properties located in Mississippi, Louisiana and Alabama as more particularly described on Exhibit A attached to the Sixth Amendment.

"**Statutory Reserve Rate**" shall mean a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentage (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Federal Reserve Board to which the Administrative Agent is subject with respect to the Adjusted LIBO Rate, for eurocurrency funding (currently referred to as "Eurocurrency liabilities" in Regulation D). Such reserve percentage shall include those imposed pursuant to Regulation D. LIBOR Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

2.2　　**Deleted Definitions**. The definitions of "**ABR Loan**", "**Investment Grade Period**", "**LIBOR Loan**" and "**Rating**" contained in Section 1.1 of the Credit Agreement are hereby deleted in their respective entireties.

2.3　　**Amendments to Definitions**.

(a)　　Clause (c) of the definition of "**Change of Control**" contained in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

(c)　　the occurrence of any "Change of Control," "Change in Control" or substantially similar event under and as defined in the Permitted Junior Lien Debt

Documents, the Permitted Additional Debt Documents, the Bond Documents or Senior Subordinated Notes Documents, but only to the extent the occurrence of any such event gives rise to an obligation of any Credit Party to redeem, repay or repurchase, or otherwise offer to redeem, repay or repurchase, all or any portion of the Permitted Junior Lien Debt, the Permitted Additional Debt, the Bonds or the Senior Subordinated Notes.

(b)   The parenthetical "(at any time other than during an Investment Grade Period)" appearing in the definition of "**Consolidated Current Assets**" contained in Section 1.1 of the Credit Agreement is hereby deleted in its entirety.

(c)   The phrase "during a non-Investment Grade Period" appearing in the definition of "**Consolidated Total Debt to Annualized Consolidated EBITDAX Ratio Test**" contained in Section 1.1 of the Credit Agreement is hereby deleted in its entirety.

2.4   **Restatement of Definitions**. The following definitions contained in Section 1.1 of the Credit Agreement shall be amended and restated to read in full as follows:

"**ABR**" when used in reference to any Loan or Borrowing refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

"**Applicable Margin**" shall mean, for any day, with respect to any ABR Loan or LIBOR Loan or Commitment Fee, as the case may be, the rate per annum set forth in the grid below based upon the Borrowing Base Utilization Percentage in effect on such day:

Borrowing Base Utilization Grid					
Borrowing Base Utilization Percentage	$X \leq 25\%$	$> 25\% \, X \leq 50\%$	$> 50\% \, X \leq 75\%$	$> 75\% \, X \leq 90\%$	$X > 90\%$
LIBOR Loans	2.750%	3.000%	3.250%	3.500%	3.750%
ABR Loans	1.750%	2.000%	2.250%	2.500%	2.750%
Commitment Fee Rate	0.500%	0.500%	0.500%	0.500%	0.500%

Each change in the Commitment Fee Rate or Applicable Margin shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change.

"**Co-Documentation Agents**" shall mean Canadian Imperial Bank of Commerce, New York Branch, Comerica Bank, Credit Suisse AG, Cayman Islands Branch, Royal Bank of Canada and ABN AMRO Capital USA LLC, as co-documentation agents for the Lenders under this Agreement and the other Credit Documents.

"**Collateral Coverage Minimum**" shall mean, at any time, an amount of Mortgaged Properties having a PV-9 value equal to 90% of the PV-9 of all Borrowing Base Properties at such time.

"**Commitment**" shall mean, (a) with respect to each Lender listed on Schedule 1.1(a), the amount set forth opposite such Lender's name on Schedule 1.1(a) as such Lender's "Commitment" (as amended by any Incremental Agreement) and (b) in the case of any Lender that becomes a Lender after the Sixth Amendment Effective Date, (i) the amount specified as such Lender's "Commitment" in the Assignment and Acceptance pursuant to which such Lender assumed a portion of the Total Commitment or (ii) the amount specified in Schedule 1.1(a) as amended by any Incremental Agreement; in each case, as the same may be changed from time to time pursuant to terms of this Agreement. The aggregate amount of the Commitments as of the Junior Lien Debt Issuance Effective Date is $615,000,000.

"**Commitment Fee Rate**" shall mean, for any day, with respect to the Available Commitment (assuming for this purpose that there is no reference to "Swingline Exposure" in the definition of "Total Exposure") on any day, the applicable rate per annum set forth next to the row heading "Commitment Fee Rate" in the definition of "Applicable Margin" and based upon the Borrowing Base Utilization Percentage in effect on such day.

"**Consolidated Total Debt to Consolidated EBITDAX Ratio Test (2019)**" shall mean, as of any date of determination in connection with any of the transactions contemplated in the definition of "Permitted Acquisition", the last sentence of the definition of "Unrestricted Subsidiary" and Sections 10.1(i)(i)(D), 10.1(j) (i)(B), 10.1(n), 10.1(aa)(iv), 10.3(a), 10.3(b), 10.5(g) or 10.6(i), the Consolidated Total Debt to Consolidated EBITDAX Ratio is less than or equal to 4.25 to 1.00 as of the last day of each Test Period ending on or after March 31, 2019 after giving pro forma effect to any such transactions and any Borrowings made on the date thereof, as the case may be; *provided*, *that*, Borrower shall be deemed to be in compliance with this Consolidated Total Debt to Consolidated EBITDAX Ratio Test (2019) so long as the Consolidated Total Debt to Consolidated EBITDAX Ratio decreases after giving pro forma effect to such transactions or Borrowings compared to the Consolidated Total Debt to Consolidated EBITDAX Ratio immediately prior to giving effect to such transactions or Borrowings, regardless of whether the Consolidated Total Debt to Consolidated EBITDAX Ratio is actually less than or equal to the relevant ratio set forth in this definition at such time.

"**Joint Bookrunners**" shall mean JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated (or any other registered broker-dealer wholly-owned by Bank of America Corporation to which all or substantially all of Bank of America Corporation's or any of its subsidiaries' investment banking, commercial lending services or related businesses may be transferred following the

Closing Date), Wells Fargo Securities, LLC and Capital One, National Association, each in its capacity as joint bookrunner in respect of the Facility.

"**Joint Lead Arrangers**" shall mean JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated (or any other registered broker-dealer wholly-owned by Bank of America Corporation to which all or substantially all of Bank of America Corporation's or any of its subsidiaries' investment banking, commercial lending services or related businesses may be transferred following the Closing Date), Wells Fargo Securities, LLC and Capital One, National Association, each in its capacity as joint lead arranger in respect of the Facility.

"**LIBO Screen Rate**" shall mean, for any day and time, with respect to any LIBOR Loan for any Interest Period, the London interbank offered rate as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate) for U.S. Dollars for a period equal in length to such Interest Period as displayed on such day and time on pages LIBOR01 or LIBOR02 of the Reuters screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion); provided that if the LIBO Screen Rate as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

"**LIBOR Rate**" shall mean, with respect to any LIBOR Loan for any Interest Period, the LIBO Screen Rate at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period; *provided* that if the LIBO Screen Rate shall not be available at such time for such Interest Period (an "**Impacted Interest Period**") then the LIBOR Rate shall be the Interpolated Rate, *provided*, *that*, if any Interpolated Rate shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

"**Loan Limit**" shall mean the least of (a) the Maximum Aggregate Amount, (b) the Total Commitments at such time and (c) the Borrowing Base at such time (including as it may be reduced pursuant to Section 2.14(f)).

"**Maturity Date**" shall mean December 9, 2021; provided, that if any of the following conditions have not been met on one of the earlier dates set forth below, the term "Maturity Date" shall mean such earlier date, as applicable: (a)(i) February 12, 2021, in the event that on such date, Liquidity is less than 120% of the outstanding amounts then owing under the 9% Second Lien Notes or (ii) May 14, 2021, in the event that prior to such date, the 9% Second Lien Notes have not been repaid, exchanged, refinanced or otherwise redeemed in full in accordance with this Agreement; or (b)(i) May 14, 2021, in the event that on such date, Liquidity is less than 120% of the outstanding amounts then owing under the 6 3/8% Senior Subordinated Notes or (ii) August 13, 2021, in the event that prior to such date, the

6 3/8% Senior Subordinated Notes have not been repaid, exchanged, refinanced or otherwise redeemed in full in accordance with this Agreement.

"**Overnight Rate**" shall mean, for any day, the rate comprised of both overnight federal funds and overnight LIBOR loans by U.S.-managed banking offices of depository institutions, as such composite rate shall be determined by the

NYFRB as set forth on its public website from time to time, and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate.

2.5   **Amendments to Section 2.8 of the Credit Agreement**.

(a)   Clause (a) of Section 2.8 of the Credit Agreement is hereby amended by replacing the reference to "the ABR" appearing therein with "the Alternate Base Rate".

(b)   Clause (b) of Section 2.8 of the Credit Agreement is hereby amended by replacing the reference to "LIBOR Rate" appearing therein with "Adjusted LIBO Rate".

2.6   **Amendment to Section 2.10 of the Credit Agreement**. Clauses (a) and (b) of Section 2.10 of the Credit Agreement are hereby amended and restated in their respective entireties to read in full as follows:

2.10   Increased Costs, Illegality, Etc.

(a)   In the event that any Lender shall have reasonably determined (which determination shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto):

(i)   that, due to a Change in Law occurring at any time on or after the Closing Date, which Change in Law shall (A) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender, (B) subject any Lender to any Tax with respect to any Credit Document, any LIBOR Loan made by it, Letters of Credit, Commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, or (C) impose on any Lender or the London interbank market any other condition, cost or expense affecting this Agreement or LIBOR Loans made by such Lender, which results in (x) an increase in the cost to such Lender of making, converting into, continuing or maintaining Loans or participating in Letters of Credit (in each case hereunder) by an amount which such Lender in its sole discretion deems material or (y) a reduction in the amounts received or receivable by such Lender hereunder with respect to the foregoing; or

(ii)   at any time, that the making or continuance of any LIBOR Loan has become unlawful as a result of compliance by such Lender in good faith with any Requirement of Law (or would conflict with any such Requirement of Law not having the force of law even though the failure to comply therewith would not be unlawful);

then, and in any such event, such Lenders shall within a reasonable time thereafter give notice (if by telephone, confirmed in writing) to the Borrower and to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the other Lenders). Thereafter (x) in the case of clause (i) above, the Borrower shall pay to such Lender, promptly (but no later than fifteen days) after receipt of written demand therefor such additional amounts as shall be required to compensate such Lender for such increased costs or reductions in amounts receivable hereunder (it being agreed that a written notice as to the additional amounts owed to such Lender, showing in reasonable detail the basis for the calculation thereof, submitted to the Borrower by such Lender shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto) and (y) in the case of clause (ii) above, the Borrower shall take one of the actions specified in Section 2.10(b), as promptly as possible and, in any event, within the time period required by applicable Requirements of Law.

(b)   At any time that any LIBOR Loan is affected by the circumstances described in Section 2.10(a)(i) or (ii), the Borrower may (and in the case of a LIBOR Loan affected pursuant to Section 2.10(a)(ii) shall) either (i) if the affected LIBOR Loan is then being made pursuant to a Borrowing, cancel such Borrowing by giving the Administrative Agent telephonic notice (confirmed promptly in writing) thereof on the same date that the Borrower was notified by a Lender pursuant to Section 2.10(a)(i) or (ii) or (ii) if the affected LIBOR Loan is then

outstanding, upon at least three Business Days' notice to the Administrative Agent, require the affected Lender to convert each such LIBOR Loan into an ABR Loan; provided that if more than one Lender is affected at any time, then all affected Lenders must be treated in the same manner pursuant to this Section 2.10(b).

2.7   **Amendments to Section 2.14 of the Credit Agreement**.

(a)   Clause (a) of Section 2.14 of the Credit Agreement is hereby amended by replacing the reference to "Section 2.14(e) and (f)" appearing therein with "Section 2.14(e), Section 2.14(f) and Section 9.14(c)".

(b)   Clause (d) of Section 2.14 of the Credit Agreement is hereby amended by replacing the reference to "Section 2.14(e) or (f)" appearing therein with "Section 2.14(e), Section 2.14(f) or Section 9.14(c)".

(c)   Clause (e) of Section 2.14 of the Credit Agreement is hereby amended by replacing subclause (1) of clause (i) therein with "(1) the Borrower or one of the other Credit Parties Disposes of Oil and Gas Properties (other than the Disposition of Specified Mature Assets to the extent permitted pursuant to Section 10.4(p)) or Disposes of any Stock or Stock Equivalents in any Credit Party owning Oil and Gas Properties (other than any Credit Party (excluding the Borrower) that solely owns Specified Mature Assets to the extent such Disposition is permitted pursuant to Section 10.4(p))".

(d)   Clause (h) of Section 2.14 of the Credit Agreement is hereby deleted in its entirety.

2.8   **Amendment to Section 2.16(b) of the Credit Agreement**. Clause (i) of Section 2.16(b) of the Credit Agreement is hereby amended by deleting the phrase "(A) at any time during an Investment Grade Period, the Maximum Aggregate Amount, or (B) at any time other than during an Investment Grade Period," appearing therein in its entirety.

2.9   **New Section 2.18 of the Credit Agreement**. Section 2 of the Credit Agreement is hereby amended by adding a new Section 2.18 immediately after Section 2.17 therein, which new Section 2.18 shall read in full as follows:

2.18   Alternate Rate of Interest.

(a)   If prior to the commencement of any Interest Period for a LIBOR Loan:

(i)   the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate or the LIBOR Rate, as applicable (including because the LIBO Screen Rate is not available or published on a current basis), for such Interest Period; or

(ii)   the Administrative Agent is advised by the Majority Lenders that the Adjusted LIBO Rate or the LIBOR Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone, telecopy or electronic mail as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (A) any Notice of Conversion or Continuation that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a LIBOR Loan shall be ineffective and (B) if any Notice of Borrowing requests a LIBOR Loan, such Borrowing shall be made as an ABR Loan; *provided* that if the circumstances giving rise to such notice affect only one Type of Loans, then the other Type of Loans shall be permitted.

(b)   If at any time the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in clause (a)(i) have arisen and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in clause (a)(i) have not arisen but the supervisor for the administrator of the LIBO Screen Rate or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the LIBO Screen Rate shall no longer be used for determining interest rates for loans, then the Administrative Agent and the Borrower shall endeavor to establish an alternate rate of interest to the LIBOR Rate that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in the United

States at such time, and shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable (but for the avoidance of doubt, such related changes shall not include a reduction of the Applicable Margin); *provided* that, if such alternate rate of interest as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement. Notwithstanding anything to the contrary in Section 13.1, such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Administrative Agent shall not have received, within five Business Days of the date notice of such alternate rate of interest is provided to the Lenders, a written notice from the Majority Lenders stating that such Majority Lenders object to such amendment. Until an alternate rate of interest shall be determined in accordance with this clause (b) (but, in the case of the circumstances described in clause (ii) of the first sentence of this Section 2.18(b), only to the extent the LIBO Screen Rate for such Interest Period is not available or published at such time on a current basis), (x) any Notice of Conversion or Continuation that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a LIBOR Loan shall be ineffective and (y) if any Notice of Borrowing requests a LIBOR Loan, such Loan shall be made as an ABR Loan.

2.10 __Amendment to Section 4.3 of the Credit Agreement__. Clause (c) of Section 4.3 of the Credit Agreement is hereby amended by deleting the phrase "or determination of the Borrowing Base upon the end of any Investment Grade Period pursuant to Section 2.14(h)" appearing therein in its entirety.

2.11 __Amendments to Section 5.2(b) of the Credit Agreement__.

(a) Clause (i) of Section 5.2(b) of the Credit Agreement is hereby amended by replacing the reference to "Section 2.14(b)" appearing therein with "Section 2.14(b) or Section 9.14(c)".

(b) Clause (ii) of Section 5.2(b) of the Credit Agreement is hereby amended by deleting the phrase "or determination of the Borrowing Base upon the end of any Investment Grade Period pursuant to Section 2.14(h)" appearing therein in its entirety.

(c) Clause (iv) of Section 5.2(b) of the Credit Agreement is hereby deleted in its entirety.

2.12 __Amendments to Section 9.10 of the Credit Agreement__.

(a) Clause (a) of Section 9.10 of the Credit Agreement is hereby amended by deleting the phrase "on any date that is not during an Investment Grade Period," appearing in clause (B) therein in its entirety.

(b) Clause (b) of Section 9.10 of the Credit Agreement is hereby amended by (i) deleting the phrase "On any date that is not during an Investment Grade Period," appearing therein in its entirety and (ii) capitalizing the first letter in the word "subject" appearing therein.

(c)　　Clause (d) of Section 9.10 of the Credit Agreement is hereby deleted in its entirety.

2.13　**Amendment to Section 9.12(b) of the Credit Agreement**. Clause (b) of Section 9.12 of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

(b)　　Notwithstanding anything herein to the contrary, if the Administrative Agent in its reasonable judgment determines that the cost of creating or perfecting any Lien on any property is excessive in relation to the benefits afforded to the Lenders thereby, then such property may be excluded from the Collateral for all purposes of the Credit Documents.

2.14　**Amendments to Section 9.13 of the Credit Agreement**. Section 9.13 of the Credit Agreement is hereby amended by: (a) deleting clause (c) therein in its entirety and (b) re-lettering clause (d) therein as clause (c).

2.15　**Amendment to Section 9.14 of the Credit Agreement**. Section 9.14 of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

Section 9.14 <u>Title Information</u>.

(a)　　In connection with the delivery to the Administrative Agent of each Reserve Report required by <u>Section 9.13(a)</u>, the Borrower will, if requested by the Administrative Agent, deliver title information consistent with usual and customary standards for the geographic regions in which the Borrowing Base Properties are located, taking into account the size, scope and number of leases and wells of the Borrower and its Restricted Subsidiaries covering enough of the Borrowing Base Properties that were not included in the immediately preceding Reserve Report, so that the Administrative Agent shall have received, together with title information previously delivered to the Administrative Agent, satisfactory title information on at least eighty-five percent (85%) of the PV-9 of all Borrowing Base Properties evaluated by such Reserve Report.

(b)　　If the Borrower has provided title information for additional Borrowing Base Properties under <u>Section 9.14(a)</u> the Borrower shall, within sixty (60) days after notice from the Administrative Agent that title defects (excluding Liens permitted by <u>Section 10.2</u>) exist with respect to such additional Borrowing Base Properties, either (i) cure any such title defects which are not permitted by <u>Section 10.2</u> raised by such information, (ii) provide satisfactory title information for acceptable Mortgaged Properties or other Borrowing Base Properties having an equivalent value in substitution for such additional Borrowing Base Properties or (iii) deliver title information in form and substance acceptable to the Administrative Agent so that the Administrative Agent shall have received, together with title information previously delivered to the Administrative Agent, satisfactory title information on at least eighty-five percent (85%) of the PV-9 of all Borrowing Base Properties evaluated by such Reserve Report.

(c)   If the Borrower fails to cure any title defect (excluding Liens permitted by Section 10.2) requested by the Administrative Agent to be cured within the 60-day period or the Borrower fails to comply with the requirements to provide acceptable title information covering at least eighty-five percent (85%) of the PV-9 of all Borrowing Base Properties evaluated in the most recent Reserve Report, such failure shall not be a Default or an Event of Default, but instead the Administrative Agent and/or the Required Lenders, in their sole discretion from time to time, may declare that such unacceptable title information with respect to such additional Borrowing Base Properties shall not count towards the 85% requirement and the Administrative Agent may send a notice to the Borrower and the Lenders that the then outstanding Borrowing Base shall be reduced by an amount determined by the Required Lenders to cause the Borrower to be in compliance with the requirement to provide acceptable title information as provided in Section 9.14(a). This new (and reduced) Borrowing Base shall become effective immediately after the Borrower's receipt of such notice. Failure by the Administrative Agent or the Required Lenders to exercise the remedy provided for in this Section 9.14(c) at any time shall not be a waiver to exercise such remedy in the future if such right shall so arise.

2.16   **Amendments to Section 10.2 of the Credit Agreement**. Section 10.2 of the Credit Agreement is hereby amended by:

(a)   deleting the reference to "on any date that is not during an Investment Grade Period," appearing in clauses (c) and (e) therein in their respective entireties; and

(b)   deleting the reference to "On any date that is not during an Investment Grade Period," appearing in clauses (f), (g), (w) and (y) therein in their respective entireties.

2.17   **Amendments to Section 10.4 of the Credit Agreement**. Section 10.4 of the Credit Agreement is hereby amended by:

(a)   deleting the reference to "other than during an Investment Grade Period," appearing in clause (l) therein in its entirety;

(b)   amending clause (n) therein to delete the word "and" appearing at the end of such clause;

(c)   amending and restating clause (o) therein to read in full as follows:

(o)   [reserved]; and

(d)   adding a new clause (p) immediately after clause (o) therein which shall read in full as follows:

(p)   the Borrower and the Restricted Subsidiaries may Dispose of the Specified Mature Assets or 100% of the Stock or Stock Equivalents of any Credit Party (other than the Borrower) that solely owns Specified Mature Assets; provided that (i) such Disposition is for Fair Market Value, (ii) such Disposition is completed prior to the effectiveness of the Scheduled Redetermination scheduled for on or about November 1, 2018, (iii) the Administrative Agent shall have received a final, fully-executed copy of the purchase and sale agreement evidencing the Proposed Mature Asset Sale and copies of substantially final forms that are then available of all other material agreements, assignments or other conveyance documents to be executed in connection therewith at least five (5) Business Days prior to the consummation of such Disposition and (iv) no Event of Default then exists or would exist as a result of such Disposition.

2.18   **Amendments to Section 10.7 of the Credit Agreement**.

(a)   Clause (i) of Section 10.7(a) of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

(i)   The Borrower will not, and will not permit any Restricted Subsidiary to, exchange, prepay, repurchase or redeem or otherwise defease (x) the Senior Subordinated Notes or (y) any Permitted Additional Debt comprised of unsecured senior subordinated or unsecured subordinated Indebtedness (it being understood that payments of regularly scheduled cash interest and any AHYDO Payments in respect of the Senior Subordinated Notes or such Permitted Additional Debt shall be permitted); provided, however, that the Borrower or any Subsidiary may exchange, prepay, repurchase, redeem or defease the Senior Subordinated Notes or any such Permitted Additional Debt (A) (1) with the proceeds of any Permitted Refinancing Indebtedness (or with any Permitted Refinancing Indebtedness that is otherwise issued in exchange for such Senior Subordinated Notes or such Permitted Additional Debt), (2) with the proceeds of any Permitted Additional Debt (or with Permitted Additional Debt that is otherwise issued in exchange for such Senior Subordinated Notes or such Permitted Additional Debt) or (3) with the proceeds from the issuance of Stock by the Borrower, in each case, so long as such exchange, prepayment, repurchase, redemption or defeasance occurs within 90 days following the Borrower's or such other Restricted Subsidiary's incurrence or issuance of such Permitted Refinancing Indebtedness, Permitted Additional Debt or Stock, as applicable, (B) by converting the Senior Subordinated Notes or any such Permitted Additional Debt to Stock or exchanging the Senior Subordinated Notes or any such Permitted Additional Debt for Stock (in each case other than Disqualified Stock) of the Borrower or any of its direct or indirect parent, (C) so long as, immediately after giving pro forma effect to such exchange, prepayment, repurchase, redemption or defeasance, (1) no Event of Default has occurred and is continuing, (2) the Available Commitment is not less than 20% of the then effective Loan Limit, and (3) the sum of all exchanges, prepayments, repurchases, redemptions or defeasements made on or after the Second Amendment Effective Date pursuant to this Section 10.7(a)(i)(C) (x) is not greater than $225,000,000 or (y) is not greater than $76,960,326 with respect to any amount of exchanges, prepayments, repurchases, redemptions or defeasements made after utilizing the entirety of the basket under the foregoing clause (x); *provided* that, solely with respect to the foregoing clause (y), so long as the pro forma Consolidated Total Debt to Consolidated EBITDAX Ratio (or Consolidated

Total Debt to Annualized Consolidated EBITDAX Ratio if the most recent Test Period for which Section 9.1 Financials are available is a 2018 Rolling Period ending on or prior to December 31, 2018) is greater than or equal to 4.00 to 1.00 after giving effect to such exchange, prepayment, repurchase, redemption or defeasance, the pro forma Consolidated Total Debt to Consolidated EBITDAX Ratio or Consolidated Total Debt to Annualized Consolidated EBITDAX Ratio, as applicable, shall be no higher than the Consolidated Total Debt to Consolidated EBITDAX Ratio or Consolidated Total Debt to Annualized Consolidated EBITDAX Ratio, as applicable, immediately prior to giving effect to such prepayment, repurchase, redemption or defeasance; *provided*, further that the pro forma Consolidated Total Debt to Consolidated EBITDAX Ratio or Consolidated Total Debt to Annualized Consolidated EBITDAX Ratio, as applicable, will be calculated by subtracting from the numerator thereof any call premiums included as part of such exchange, prepayment, repurchase, redemption or defeasance; or (D) with the proceeds from any Permitted Junior Lien Debt (or with Permitted Junior Lien Debt that is otherwise issued in exchange for such Senior Subordinated Notes or such Permitted Additional Debt), so long as such exchange, prepayment, repurchase, redemption or defeasance occurs within 120 days following the Borrower's or such other Restricted Subsidiary's incurrence of such Permitted Junior Lien Debt.

(b)   Section 10.7(b) of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

(b)   The Borrower will not amend or modify the Senior Subordinated Notes Documents or the Permitted Additional Debt Documents or the terms applicable thereto, except to the extent that (i) any such amendment or modification, taken as a whole, (x) would not be adverse to the Lenders in any material respect (as determined by the Administrative Agent in good faith) or (y) would comply with the definition of "Permitted Refinancing Indebtedness" in the case of any Refinancing thereof and (ii) the provisions of the Senior Subordinated Notes Documents or the Permitted Additional Debt Documents, as so amended or modified, would be permitted to be included in the documentation governing any senior subordinated or subordinated Permitted Additional Debt that was issued at such time;

2.19   **Amendments to Section 10.10 of the Credit Agreement**. Section 10.10 of the Credit Agreement is hereby amended by:

(a)   deleting the phrase ", at any time other than during any Investment Grade Period, when the Borrower has both a Rating from Moody's of Baa3 or better and a Rating from S&P of BBB- or better" appearing in clauses (a) and (b) therein in their respective entireties;

(b)   deleting clause (d) therein in its entirety; and

(c)   re-lettering clause (e) therein as clause (d) and replacing the reference to "clauses (a) through (d)" appearing therein with "clauses (a) through (c)".

2.20   **Amendments to Section 10.11 of the Credit Agreement**. Section 10.11 of the Credit Agreement is hereby amended by:

        (a)   amending and restating clause (a) therein to read in full as follows:

        (a)   Total Leverage Ratio. The Borrower will not permit (i) the Consolidated Total Debt to Annualized Consolidated EBITDAX Ratio to be greater than 5.25 to 1.00 as of the last day of the 2018 Rolling Periods ending September 30, 2018 and December 31, 2018, (ii) the Consolidated Total Debt to Consolidated EBITDAX Ratio to be greater than 5.25 to 1.00 as of the last day of each Test Period ending on March 31, 2019 through December 31, 2020, and (iii) the Consolidated Total Debt to Consolidated EBITDAX Ratio to be greater than 4.50 to 1.00 as of the last day of each Test Period ending on and after March 31, 2021.

        (b)   deleting the proviso appearing at the end of clause (c) therein in its entirety;

        (c)   deleting the proviso appearing at the end of clause (d) therein in its entirety; and

        (d)   deleting clause (f) therein in its entirety.

2.21   **Amendments to Section 11.8 of the Credit Agreement**. Section 11.8 of the Credit Agreement is hereby amended by (a) deleting the phrase "At any time other than during an Investment Grade Period," appearing therein in its entirety and (b) capitalizing the first letter in the word "any" appearing immediately after such deleted phrase.

2.22   **Amendment to Section 13.1 of the Credit Agreement**. Section 13.1 of the Credit Agreement is hereby amended by adding the phrase ", including Section 2.18(b)" immediately after the phrase "Except as expressly set forth in this Agreement" in the first sentence therein.

2.23   **Amendment to Section 13.17 of the Credit Agreement**. Clause (c) of Section 13.17 of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

        (c)   [reserved].

2.24   **Amendment to Section 13.23 of the Credit Agreement**. Section 13.23 of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

        Section 13.23   [Reserved].

2.25   **Amendment to Schedule 1.1(a) to the Credit Agreement**. Schedule 1.1(a) to the Credit Agreement is hereby replaced in its entirety with Schedule 1.1(a) attached hereto and Schedule 1.1(a) attached hereto shall be deemed to be attached as Schedule 1.1(a) to the Credit Agreement. After giving effect to this Sixth Amendment, the amendments to the Credit Agreement set forth in Section 2 hereof (including the reduction in the Total Commitments), any Borrowings made on the Junior Lien Debt Issuance Effective Date and the redetermination of the

Borrowing Base contained in <u>Section 3</u> hereof (a) each Lender (but excluding for the avoidance of doubt, the Exiting Lenders (as defined below)) who holds Loans in an aggregate amount less than its Commitment Percentage of all Loans shall advance new Loans which shall be disbursed to the Administrative Agent and used to repay Loans outstanding to each Lender who holds Loans in an aggregate amount greater than its Commitment Percentage of all Loans, (b) each Lender's participation in each Letter of Credit, if any, shall be automatically adjusted to equal its Commitment Percentage and (c) such other adjustments shall be made as the Administrative Agent shall specify so that the Total Exposure applicable to each Lender equals its Commitment Percentage of the aggregate Total Exposure of all Lenders.

Section 3.   Borrowing Base Redetermination. In reliance on the representations, warranties, covenants and agreements contained in this Sixth Amendment, and subject to the satisfaction or waiver of the conditions precedent set forth in <u>Section 5</u> hereof, the Administrative Agent and the Lenders hereby agree that the Borrowing Base shall be redetermined to an amount equal to $615,000,000 effective as of the Junior Lien Debt Issuance Effective Date. The Borrowing Base shall remain at such level until the next Scheduled Redetermination, Interim Redetermination or other adjustment to the Borrowing Base thereafter, whichever occurs first pursuant to the Credit Agreement. The redetermination of the Borrowing Base provided for in this <u>Section 3</u> shall be deemed to be an Interim Redetermination for purposes of Section 2.14 of the Credit Agreement.

Section 4.   Conditions Precedent to Sixth Amendment Effective Date Amendments. Subject to the satisfaction (or waiver) of the following conditions, the amendments to the Credit Agreement contained in <u>Section 1</u> hereof shall each be effective on the Sixth Amendment Effective Date:

    4.1   **Counterparts**. The Administrative Agent shall have received (a) counterparts hereof duly executed by an Authorized Officer of the Borrower and the Guarantors and (b) executed counterparts of the Administrative Agent and each of the Lenders (including, for the avoidance of doubt, each of the Exiting Lenders).

    4.2   **Beneficial Ownership Regulation**. At least three (3) Business Days prior to the Sixth Amendment Effective Date, the Borrower, to the extent qualifying as a "legal entity customer" under the Beneficial Ownership Regulation, shall deliver a Beneficial Ownership Certification to the Administrative Agent or any Lender who so requests in writing to the Borrower.

    4.3   **Legal Opinions**. The Administrative Agent shall have received the executed legal opinion of Baker & Hostetler LLP, counsel to the Credit Parties in form and substance reasonably satisfactory to the Administrative Agent.

    4.4   **Officer's Certificates**. The Administrative Agent shall have received a certificate of an Authorized Officer of each of the Credit Parties, dated as of the Sixth Amendment Effective Date, in form and substance reasonably satisfactory to the Administrative Agent, certifying: (a) that attached to such certificate are (i) true and complete copy of the charter of each Credit Party certified by the appropriate Governmental Authority of the jurisdiction of incorporation or formation, as applicable, of each Credit Party, dated as of a recent date prior to the Sixth Amendment Effective Date, (ii) a true and complete copy of the limited liability company agreement, limited partnership agreement, bylaws or other similar document of each Credit Party as in effect at all times since the adoption thereof to and including the Sixth Amendment Effective Date and (iii) a true and complete copy of a certificate or certificates from the appropriate Governmental Authority of the jurisdiction of incorporation or formation, as applicable, of each Credit Party, as available from such Governmental Authority, certifying that such Credit Party is validly existing and/or in good standing in such jurisdiction, dated as of a recent date prior to the Sixth Amendment Effective Date; (b) that attached to such certificate is a true and complete copy of resolutions duly adopted by the board of directors (or equivalent governing body) of each Credit Party authorizing the transactions contemplated by the Credit Document and the execution, delivery and performance of each Credit Document (including this Sixth Amendment) to which such Credit Party is a party; and (c) as to the incumbency and specimen signature of each officer and/or authorized signatory of the Credit Parties executing any Credit Document on the Sixth Amendment Effective Date.

4.5   **No Default; No Borrowing Base Deficiency**. No Default or Event of Default shall have occurred which is continuing, and no Borrowing Base Deficiency shall then exist, in each case, before and after giving effect to the amendments to the Credit Agreement contained in Section 1 hereof.

4.6   **Other Documents**. The Administrative Agent shall have been provided with such documents, instruments and agreements, and Borrower shall have taken such actions, in each case as Administrative Agent may reasonably require in connection with this Sixth Amendment and the transactions contemplated hereby.

Each Lender, by delivering its signature page to this Sixth Amendment, shall be deemed to have acknowledged receipt of, and consented to and approved, this Sixth Amendment and each other document, agreement and/or instrument or other matter required to be approved by Lenders on the Sixth Amendment Effective Date. The Administrative Agent is hereby authorized and directed to declare the amendments in Section 1 hereof to be effective on the date it confirms to the Borrower in writing that the foregoing conditions have been met to the reasonable satisfaction of Administrative Agent (or the waiver of such conditions as permitted hereby). Such declaration shall be final, conclusive and binding upon the Lenders and all other parties to the Credit Agreement for all purposes.

Section 5.   Condition Precedent to Junior Lien Debt Issuance Effective Date Amendments. The amendments to the Credit Agreement contained in Section 2 hereof (including the reduction in the Total Commitments) and the redetermination of the Borrowing Base contained in Section 3 hereof shall each become effective automatically upon the Borrower having received any proceeds from the first issuance of additional Permitted Junior Lien Debt on or after the Sixth Amendment Effective Date in accordance with the terms under the 2018 Indenture (such occurrence, the "**Junior Lien Debt Issuance Effective Date**").

The Administrative Agent is hereby authorized and directed to declare the amendments in Section 2 hereof to be effective on the Junior Lien Debt Issuance Effective Date. Such declaration shall be final, conclusive and binding upon the Lenders and all other parties to the Credit Agreement for all purposes.

Section 6.   **Post-Closing Mortgage Amendments and Local Counsel Opinions**.

      6.1   **Mortgage Amendments**. Within forty-five (45) days after the Junior Lien Debt Issuance Effective Date (or such later date as the Administrative Agent may agree in its sole discretion), the Administrative Agent shall have received amendments to any Mortgages that are in effect immediately prior to the Junior Lien Debt Issuance Effective Date in form and substance reasonably satisfactory to the Administrative Agent, executed and delivered by a duly Authorized Officer of the applicable Credit Parties and the Administrative Agent to reflect, among other things, the extension of the Maturity Date effectuated pursuant to Section 2 hereof.

      6.2   **Local Counsel Opinions**. Within forty-five (45) days after the Junior Lien Debt Issuance Effective Date (or such later date as the Administrative Agent may agree in its sole discretion), the Administrative Agent shall have received executed legal opinions of local counsel to the Credit Parties with respect to any Mortgage amendments to be filed in the States of Louisiana, Mississippi, Montana, North Dakota, Texas and Wyoming, in each case, in form and substance reasonably satisfactory to the Administrative Agent.

The Credit Parties failure to comply with any requirement of this Section 6 on or before the dates specified in this Section 6 shall constitute an immediate Event of Default.

Section 7.   **Representations and Warranties**. To induce the Lenders and Administrative Agent to enter into this Sixth Amendment, Borrower hereby represents and warrants to Lenders and Administrative Agent as follows as of the Sixth Amendment Effective Date:

      7.1   **Reaffirm Existing Representations and Warranties**. Each representation and warranty of Borrower contained in the Credit Agreement and the other Credit Documents is true and correct in all material respects (unless such representations and warranties are (a) with respect to Section 8.8(c) of the Credit Agreement or (b) are already qualified by materiality, Material Adverse Effect or a similar qualification in which case such representations and warranties shall be true and correct in all respects) with the same effect as though each such representation and warranty had been made on and as of the Sixth Amendment Effective Date (except where any such representation and warranty expressly relates to an earlier date, in which case each such representation and warranty shall have been true and correct in all material respects as of such earlier date).

      7.2   **Due Authorization**. The execution, delivery and performance by Borrower of this Sixth Amendment are within Borrower's corporate or organizational powers, have been duly authorized by all necessary action, and require no action by or in respect of, or filing with, any governmental body, agency or official.

      7.3   **Validity and Enforceability**. This Sixth Amendment constitutes the valid and binding obligation of Borrower enforceable in accordance with its terms, except as (a) the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditor's rights generally, and (b) the availability of equitable remedies may be limited by equitable principles of general application.

      7.4   **No Defense**. Borrower acknowledges that Borrower has no defense to (a) Borrower's obligation to pay the Obligations when due, or (b) the validity, enforceability or binding effect against Borrower of the Credit Agreement or any of the other Credit Documents or any Liens intended to be created thereby.

Section 8.   **Miscellaneous**.

8.1   **No Waivers**. No failure or delay on the part of Administrative Agent or Lenders to exercise any right or remedy under the Credit Agreement, any other Credit Documents or applicable law shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of any right or remedy, all of which are cumulative and may be exercised without notice except to the extent notice is expressly required (and has not been waived) under the Credit Agreement, the other Credit Documents and applicable law.

8.2   **Reaffirmation of Credit Documents**. Any and all of the terms and provisions of the Credit Agreement and the other Credit Documents shall, except as amended and modified hereby, remain in full force and effect. The amendments contemplated hereby or thereby shall not limit or impair any Liens securing the Obligations, each of which are hereby ratified, affirmed and extended to secure the Obligations.

8.3   **Legal Expenses**. Borrower hereby agrees to pay on demand all reasonable fees and expenses of counsel to Administrative Agent incurred by Administrative Agent in connection with the preparation, negotiation and execution of this Sixth Amendment and all related documents.

8.4   **Parties in Interest**. All of the terms and provisions of this Sixth Amendment shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

8.5   **Counterparts**. This Sixth Amendment may be executed in counterparts (including, without limitation, by electronic signature), and all parties need not execute the same counterpart; however, no party shall be bound by this Sixth Amendment until Borrower, the Guarantors and Required Lenders have executed a counterpart. Facsimiles and counterparts executed by electronic signature (e.g., .pdf) shall be effective as originals.

8.6   **Complete Agreement**. THIS SIXTH AMENDMENT, THE CREDIT AGREEMENT AND THE OTHER CREDIT DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN OR AMONG THE PARTIES.

8.7   **Headings**. The headings, captions and arrangements used in this Sixth Amendment are, unless specified otherwise, for convenience only and shall not be deemed to limit, amplify or modify the terms of this Sixth Amendment, nor affect the meaning thereof.

8.8   **Governing Law. THIS SIXTH AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.**

8.9   **Severability**. Any provision of this Sixth Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.10   **Successors and Assigns**. This Sixth Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

8.11   **Release**. IN PARTIAL CONSIDERATION FOR THE AGREEMENT OF THE ADMINISTRATIVE AGENT AND THE LENDERS TO ENTER INTO THIS SIXTH AMENDMENT, EACH CREDIT PARTY HEREBY KNOWINGLY AND UNCONDITIONALLY WAIVES AND FULLY AND FINALLY RELEASES AND DISCHARGES THE ADMINISTRATIVE AGENT, ANY LENDER, THE SWINGLINE LENDER, THE LETTER OF CREDIT ISSUER, ANY OF THEIR AFFILIATES OR ANY OF THEIR OFFICERS, DIRECTORS, AGENTS, EMPLOYEES, ATTORNEYS OR REPRESENTATIVES OR ANY OF THEIR RESPECTIVE PREDECESSORS, SUCCESSORS OR ASSIGNS (COLLECTIVELY, THE "**LENDER-RELATED PARTIES**") FROM, AND COVENANTS NOT TO SUE THE LENDER-RELATED PARTIES FOR, ANY AND ALL SETOFFS, COUNTERCLAIMS, ADJUSTMENTS, RECOUPMENTS, CLAIMS, CAUSES OF ACTION, ACTIONS, GROUNDS, CAUSES, DAMAGES, COSTS AND EXPENSES OF EVERY NATURE AND CHARACTER, WHETHER CONTINGENT, NONCONTINGENT, LIQUIDATED, UNLIQUIDATED, FIXED, MATURED, UNMATURED, DISPUTED, UNDISPUTED, LEGAL, EQUITABLE, SECURED OR UNSECURED, KNOWN OR UNKNOWN, ACTUAL OR PUNITIVE, FORESEEN OR UNFORESEEN, DIRECT OR INDIRECT, SOLELY ARISING OUT OF OR FROM OR RELATED TO ANY OF THE CREDIT DOCUMENTS, WHICH ANY CREDIT PARTY NOW OWNS AND HOLDS, OR HAS AT ANY TIME HERETOFORE OWNED OR HELD, SUCH WAIVER, RELEASE AND DISCHARGE BEING MADE WITH FULL KNOWLEDGE AND UNDERSTANDING OF THE CIRCUMSTANCES AND EFFECTS OF SUCH WAIVER, RELEASE AND DISCHARGE AND AFTER HAVING CONSULTED LEGAL COUNSEL OF ITS OWN CHOOSING WITH RESPECT THERETO. THIS SECTION 8.11 IS IN ADDITION TO ANY OTHER RELEASE OF ANY OF THE LENDER-RELATED PARTIES BY ANY CREDIT PARTY AND SHALL NOT IN ANY WAY LIMIT ANY OTHER RELEASE, COVENANT NOT TO SUE, OR WAIVER MADE BY ANY CREDIT PARTY IN FAVOR OF ANY OF THE LENDER-RELATED PARTIES.

8.12   Exiting Lenders.

(a)   Reduction in Total Commitments. Subject to the receipt of funds necessary to pay in full all principal, interest, fees and other charges owed under the Credit Agreement to the Persons set forth on Exhibit B attached hereto (each, an "Exiting Lender" and collectively, the "Exiting Lenders"), and immediately upon the effectiveness of the amendments to the Credit Agreement set forth in Section 2 hereof, (a) each of the parties hereto hereby acknowledges and agrees that the Total Commitments will automatically be reduced to $615,000,000, (b) each Lender (including, for the avoidance of doubt, each Exiting Lender) hereby acknowledges and agrees (severally and not jointly) with the Borrower that the Commitment of each Exiting Lender will be reduced to $0 and, after giving effect thereto, each such Exiting Lender shall cease to be a "Lender" that is party to the Credit Agreement (provided that, for the avoidance of doubt, each provision of the Credit Agreement or any other Credit Document benefiting an Exiting Lender that would otherwise survive such Exiting Lender's assignment in full of its respective Commitment shall continue in effect for the benefit of such Exiting Lender notwithstanding that its Commitment will be reduced to $0), (c) the respective Commitment of each of the Lenders (excluding, for the avoidance of doubt, each Exiting Lender) will be reduced or maintained, as applicable, and otherwise rearranged and adjusted, to equal the amount set forth opposite such Lender's respective name on the amended Schedule 1.1(a) attached hereto, and (d) each Lender that is not an Exiting Lender will, severally and not jointly, assume a portion of each Exiting Lender's Letter of Credit Exposure such that, after giving effect thereto, each such Lender will hold Letter of Credit Exposure in proportion to its Commitment Percentage on the Junior Lien Debt Issuance Effective Date (as set forth on the amended Schedule 1.1(a) after giving effect to the amendments to the Credit Agreement set forth in Section 2 hereof). The parties hereto acknowledge and agree that this Sixth Amendment constitutes and satisfies any requisite notice provisions with respect to the reduction in Commitments or prepayment of Loans pursuant to the Credit Agreement. The Lenders (including, for the avoidance of doubt, the Exiting Lenders) hereby waive any requirement of the Credit Agreement that requires payments to Lenders to be made on a pro rata basis.

(b)   Stipulation Regarding Sequence of Commitment Reduction, Amendments and Redetermination. Each party hereto hereby acknowledges and agrees (severally and not jointly) that (a) after giving effect to the reduction and rearrangement of Commitments and the other transactions pursuant to Section 2.25 hereof, (i) each Exiting Lender will no longer have any Commitments, outstanding Loans or Letter of Credit Exposures under the Credit Agreement and (ii) the Lenders (excluding, for the avoidance of doubt, the Exiting Lenders) shall comprise all of the Lenders for purposes of approving the amendments to the Credit Agreement and the other Credit Documents that are implemented by Section 2 hereof and the redetermination of the Borrowing Base pursuant to Section 3 hereof, and (b) the reduction and rearrangement of Commitments and the other transactions pursuant to Section 2.25 hereof shall be deemed to have occurred immediately prior to the other amendments implemented pursuant to Section 2 hereof and the redetermination of the Borrowing Base pursuant to Section 3 hereof.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Sixth Amendment to be duly executed by their respective authorized officers effective as of the Sixth Amendment Effective Date.

DENBURY RESOURCES INC.,
a Delaware corporation

By:	/s/ James S. Matthews
Name:	James S. Matthews
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Each of the undersigned (i) consent and agree to this Sixth Amendment, and (ii) agree that the Credit Documents to which it is a party shall remain in full force and effect and shall continue to be the legal, valid and binding obligation of such Person, enforceable against it in accordance with its terms.

GUARANTORS:

DENBURY GATHERING & MARKETING, INC.
DENBURY HOLDINGS, INC.
DENBURY OPERATING COMPANY
DENBURY ONSHORE, LLC
DENBURY PIPELINE HOLDINGS, LLC
DENBURY AIR, LLC
DENBURY GREEN PIPELINE-TEXAS, LLC
DENBURY GULF COAST PIPELINES, LLC
GREENCORE PIPELINE COMPANY LLC
DENBURY GREEN PIPELINE-MONTANA, LLC
DENBURY GREEN PIPELINE-RILEY RIDGE, LLC
DENBURY THOMPSON PIPELINE, LLC
ENCORE PARTNERS GP HOLDINGS, LLC
PLAIN ENERGY HOLDINGS, LLC
DENBURY BROOKHAVEN PIPELINE, LLC
DENBURY GREEN PIPELINE-NORTH DAKOTA, LLC

By: /s/ James S. Matthews

Name: James S. Matthews

Title: Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Signature Page
Sixth Amendment to Amended and Restated Credit Agreement
Denbury Resources Inc.

DENBURY BROOKHAVEN PIPELINE
PARTNERSHIP, LP

By: Denbury Brookhaven Pipeline, LLC,
          its general partner

By: /s/ James S. Matthews

Name: James S. Matthews

Title: Executive Vice President, Chief
Administrative Officer, General Counsel
and Secretary

ADMINISTRATIVE AGENT/LENDER:

JPMORGAN CHASE BANK, N.A.,
as Administrative Agent and a Lender

By: /s/ Arina Mavilian
Name: Arina Mavilian
Title: Authorized Signatory

BANK OF AMERICA, N.A.,
as a Lender

By: /s/ Ronald E. McKaig
Name: Ronald E. McKaig
Title: Managing Director

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as a Lender

By: /s/ Katherine M. Scalzo
Name: Katherine M. Scalzo
Title: Director

CAPITAL ONE, NATIONAL ASSOCIATION,
as a Lender

By: /s/ Wesley Fontana
Name: Wesley Fontana
Title: Managing Director

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH,
as a Lender

By: /s/ Nupur Kumar
Name: Nupur Kumar
Title: Authorized Signatory

By: /s/ Sophie Bulliard
Name: Sophie Bulliard
Title: Authorized Signatory

ROYAL BANK OF CANADA,
as a Lender

By: /s/ Jay T. Sartain
Name: Jay T. Sartain
Title: Authorized Signatory

ABN AMRO CAPITAL USA LLC,
as a Lender

By: /s/ Darrell Holley
Name: Darrell Holley
Title: Managing Director

By: /s/ Kelly Hall
Name: Kelly Hall
Title: Director

COMERICA BANK,
as a Lender

By: /s/ Jeffrey M. Parilla

Name: Jeffrey M. Parilla

Title: Vice President

CANADIAN IMPERIAL BANK OF COMMERCE,
NEW YORK BRANCH,
as a Lender

By: /s/ Donovan C. Broussard
Name: Donovan C. Broussard
Title: Authorized Signatory

By: /s/ Megan Larson
Name: Megan Larson
Title: Authorized Signatory

ING CAPITAL LLC,
as a Lender

By: /s/ Juli Bieser
Name: Juli Bieser
Title: Managing Director

By: /s/ Josh Strong
Name: Josh Strong
Title: Director

SUNTRUST BANK,
as a Lender

By: /s/ William S. Krueger

Name: William S. Krueger

Title: Senior Vice President

KEYBANK NATIONAL ASSOCIATION,
as a Lender

By: /s/ Stephen J. Jones
Name: Stephen J. Jones
Title: Senior Vice President

FIFTH THIRD BANK,
as a Lender

By: /s/ Thomas Kleiderer
Name: Thomas Kleiderer
Title: Director

GOLDMAN SACHS BANK USA,
as a Lender

By: /s/ Ryan Durkin
Name: Ryan Durkin
Title: Authorized Signatory

BOKF, NA DBA BANK OF TEXAS,
as an Exiting Lender

By: /s/ Mackenzie Whipps

Name: Mackenzie Whipps

Title: AVP, Relationship Manager

COMPASS BANK,
as an Exiting Lender

By: /s/ Rachel Festervand

Name: Rachel Festervand

Title: Sr. Vice President

CITIBANK, N.A.,
as an Exiting Lender

By: /s/ Brian S. Broyles

Name: Brian S. Broyles

Title: Attorney-In-Fact

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
as an Exiting Lender

By: /s/ Michael Willis

Name: Michael Willis

Title: Managing Director

By: /s/ Joseph Cariello

Name: Joseph Cariello

Title: Director

PNC BANK, NATIONAL ASSOCIATION,
as an Exiting Lender

By: /s/ John Ataman
Name: John Ataman
Title: SVP

SANTANDER BANK, N.A.,
as an Exiting Lender

By: /s/ Mark Connelly
Name: Mark Connelly
Title: SVP

By: /s/ Puiki Lok
Name: Puiki Lok
Title: VP

THE BANK OF NOVA SCOTIA,
as an Exiting Lender

By: /s/ Thane Rattew
Name: Thane Rattew
Title: Managing Director

SUMITOMO MITSUI BANKING CORPORATION,
as an Exiting Lender

By: /s/ Hiroyuki Maeda
Name: Hiroyuki Maeda
Title: Managing Director & Joint General Manager

U.S. BANK NATIONAL ASSOCIATION,
as an Exiting Lender

By: /s/ Mike Warren
Name: Mike Warren
Title: Sr. VP

UBS AG, STAMFORD BRANCH,
as an Exiting Lender

By: /s/ Kenneth Chin
Name: Kenneth Chin
Title: Director

By: /s/ Darlene Arias
Name: Darlene Arias
Title: Director

Schedule 1.1(a)

COMMITMENTS

Lender	Commitment Percentages	Commitment
JPMorgan Chase Bank, N.A.	10.646242907%	$65,474,393.88
Bank of America, N.A.	10.380086836%	$63,837,534.04
Wells Fargo Bank, National Association.	10.380086836%	$63,837,534.04
Capital One, National Association	9.861086021%	$60,645,679.03
Credit Suisse AG, Cayman Islands Branch	8.596841229%	$52,870,573.56
Royal Bank of Canada	8.144375824%	$50,087,911.32
ABN AMRO Capital USA LLC	8.144339324%	$50,087,686.84
Comerica Bank	8.143868860%	$50,084,793.49
Canadian Imperial Bank of Commerce, New York Branch	7.300280850%	$44,896,727.23
ING Capital LLC	5.748971171%	$35,356,172.70
SunTrust Bank	4.562675532%	$28,060,454.52
KeyBank National Association	3.832647447%	$23,570,781.80
Fifth Third Bank	3.193872872%	$19,642,318.16
Goldman Sachs Bank USA	1.064624291%	$6,547,439.39
Total	**100.00%**	**$615,000,000.00**

EXHIBIT A

Specified Mature Assets

Brookhaven
Citronelle
Cranfield
Eucutta
Little Creek Complex (Little Creek, West Little Creek, Lazy Creek and West Lazy Creek)
Lockhart Crossing
Mallalieu
Martinville
McComb Complex (McComb, West McComb, Olive and Smithdale)
Soso

EXHIBIT B

Exiting Lenders

1. BOKF, NA dba Bank of Texas
2. Compass Bank
3. Citibank, N.A.
4. Credit Agricole Corporate and Investment Bank
5. PNC Bank, National Association
6. Santander Bank, N.A.
7. The Bank of Nova Scotia
8. Sumitomo Mitsui Banking Corporation
9. U.S. Bank National Association
10. UBS AG, Stamford Branch

News

DENBURY ANNOUNCES AMENDMENT AND
EXTENSION OF BANK CREDIT FACILITY

PLANO, TX – August 14, 2018 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced that it has entered into a Sixth Amendment (the "Amendment") to its Amended and Restated Credit Agreement with JPMorgan Chase Bank, N.A. and other bank lenders (the "Credit Facility"). As detailed below, certain provisions of the Amendment expanding the amount of junior lien debt the Company may incur became effective upon execution of the Amendment, and other provisions will become effective simultaneously with the closing of a private offering of $400 million aggregate principal amount of the Company's new Senior Secured Second Lien Notes due 2024 (the "Offering"), the commencement of which is being separately announced by the Company today.

The Amendment, among other things, extends the maturity date of the Credit Facility by two years, to December 2021, and increases the amount of junior lien debt that the Company may have outstanding by $450 million, to an aggregate total amount of $1.65 billion. In connection with the Amendment, the size of the bank group has been streamlined to 14 banks and the aggregate commitment by the banks has been reduced from $1.05 billion to $615 million, which is more than offset by the $450 million increase in junior lien debt capacity. Combined with the existing junior lien debt capacity, the Company has approximately $580 million of aggregate junior lien debt capacity under the amended Credit Facility, enabling the Company to commence the Offering today.

Mark Allen, Denbury's Executive Vice President and CFO, commented, "We are very pleased with the amendment and extension of our bank credit facility, and we believe these actions, combined with the closing of the private offering of new second lien notes announced and commenced today, will provide Denbury with essentially the same level of liquidity, which we view as more than sufficient for Denbury's current plans and operational flexibility. We also feel very good about the right-sizing of our bank group, which now consists of 14 top-tier energy banks that are all supportive of Denbury, our business model and our future. We greatly appreciate the support we have received from these banks over the years, and we look forward to continuing our strong relationship with each of them.

"Denbury's leverage profile is rapidly improving, and the progress we have made on debt reduction, cost savings and operational improvements and efficiencies, together with improved oil prices, is having a tremendously positive impact on our balance sheet, and has also put us on a trajectory for continued improvement. We believe these transactions announced today are additional positive steps in the right direction for Denbury and will prove beneficial to all of our stakeholders."

In addition to the immediate increase in the Company's junior lien debt basket detailed above, upon the Company's receipt of proceeds from the closing of the Offering, the following Amendment provisions will become effective:

- the extension of the maturity date of the Credit Facility to December 9, 2021, provided that the maturity date may occur earlier (between February 2021 and August 2021) if the Company's 9% Senior Secured Second Lien Notes due 2021 or 6⅜% Senior Subordinated Notes due 2021 are not repaid or refinanced by their respective maturity dates;

- the requirement to pay down the Company's outstanding borrowings under the Credit Facility by not less than $350 million;

- the reduction of the borrowing base and lender commitments under the Credit Facility to $615 million; and

- the addition of a financial maintenance covenant with respect to the Company's consolidated total debt to consolidated EBITDAX ratio, which is not to exceed 5.25 to 1.0 through December 31, 2020, and 4.5 to 1.0 thereafter through the maturity date of the Credit Facility.

This press release contains forward-looking statements that involve risks and uncertainties that are based on assumptions that management believes are reasonable based on currently available information. There is no assurance that these assumptions will prove to be correct. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations.

#   #   #

DENBURY CONTACTS:
Mark C. Allen, Executive Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Director of Investor Relations, 972.673.2383

News

DENBURY ANNOUNCES PRIVATE OFFERING OF
NEW SENIOR SECURED SECOND LIEN NOTES DUE 2024

PLANO, TX – August 14, 2018 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced the commencement of a private offering (the "Offering") of $400 million aggregate principal amount of new Senior Secured Second Lien Notes due 2024 (the "New Second Lien Notes") to Eligible Holders (as defined below). The Offering is being made upon the terms and subject to the conditions set forth in a preliminary confidential offering memorandum.

The covenants and priority of the New Second Lien Notes, along with the collateral securing the New Second Lien Notes, will be substantially similar to those of the Company's existing second lien notes, and the New Second Lien Notes will become the Company's general senior secured obligations, secured by second-priority liens on all the assets that secure the Company's senior secured bank credit facility. The New Second Lien Notes will be senior to all existing and future subordinated indebtedness that the Company may incur. The Company expects to use the net proceeds from the Offering to repay substantially all of its outstanding borrowings under its senior secured bank credit facility, which were $410 million as of July 31, 2018, and to pay related fees and expenses. In a separate press release today, the Company announced various amendments to its senior secured bank credit facility.

The New Second Lien Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any state or other securities laws, and the New Second Lien Notes will be issued pursuant to an exemption therefrom, and may not be offered or sold within the United States, or to or for the account or benefit of any U.S. Person, absent registration or an applicable exemption from registration requirements.

The Offering is being made only to "Eligible Holders" who are either believed to be "qualified institutional buyers" under Rule 144A or who are non-"U.S. persons" under Regulation S as defined under applicable securities laws.

This press release does not constitute an offer to sell or a solicitation of any offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is being issued pursuant to Rule 135c under the Securities Act.

This press release contains forward-looking statements that involve risks and uncertainties that are based on assumptions that management believes are reasonable based on currently available information. There is no assurance that these assumptions will prove to be correct. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations.

#   #   #

DENBURY CONTACTS:
Mark C. Allen, Executive Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Director of Investor Relations, 972.673.2383